                                                  TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

DRILLING BEGINS AT MIRANDA’S RED HILL PROJECT

Vancouver, BC, Canada – June 2, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that drilling has begun on its Red Hill project located in the Cortez Trend of Nevada.  Miranda’s exploration funding partner, NuLegacy Gold Corporation (TSX-V:NUG) plans to drill four holes for a total of 6,000 ft (1,829 m).  This is intended as the first of phase of the 2011 drill season.  Later in the season NuLegacy will drill Miranda’s Coal Canyon project. A second drill campaign in 2011 will be decided after assay results from this drill program have been evaluated.  NuLegacy has permitted a total of twelve sites at Red Hill of which four were drilled in 2010.  Sites H, G, A and F will be drilled during this current phase.

All four drill holes will continue to test the Long Fault structural zone and associated 7,380 ft (2,250 m) by 3,300 to 9,900 ft (1,000 to 3,000 m) IP geophysical anomaly. Wide-spaced drilling in this target area by NuLegacy in 2010 confirmed the presence of disseminated pyrite and carbon alteration associated with anomalous gold and trace element mineralization. Current drilling is targeting the contact between the Long Fault and the Horse Canyon Formation, a lower-plate limestone that hosts disseminated gold mineralization elsewhere in the Cortez area.  Each hole will be approximately 1,500 ft (457 m) deep and will be angled to the south. Drill site locations can be viewed on the attached map.

http://www.usetdas.com/maps/miranda/mirandamap06022011.jpg

Project Details

Red Hill is a sediment-hosted gold project consisting of 79 lode claims covering 2.6 sq mi (6.7 sq km) that is located 15 miles (24 km) southeast of Barrick Gold Corporation’s (“Barrick”) reported 12 million ounce Cortez Hills gold deposit. The Red Hill project occurs within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. It is one of a series of windows and associated gold deposits that define the Cortez Trend. The project covers an extensive area of hydrothermal alteration both within fault zones and in lower-plate limestone.

The most significant drill intercept on the Red Hill property was drilled by Barrick while they were a funding partner in 2006 when drill hole BRH-013 intersected 45 ft of 0.237 oz Au/t (913.7 m of 8.105 g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1m). Gold mineralization is hosted in silty-decalcified carbonate rocks that are associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. In late 2010 NuLegacy conducted their first drilling at Red Hill (see Miranda press release January 13, 2011 for results).  Four drill holes totaling 4,920 ft (1,515 m) were completed.  Holes RHM-10-001 and 002 intersected thin, 5-30 ft (1.5-9.1 m), zones of low-grade, 0.012-0.020 oz Au/t (0.409-0.702 g Au/t) gold mineralization.  These holes are in the Long Fault target area.

All data disclosed in this press release have been reviewed by President & CEO Ken Cunningham, P.G., MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Gold Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.